

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

May 4, 2007

Mr. Rodney Carter
Group Senior Vice President and Chief Financial Officer
Zale Corporation
901 W. Walnut Hill Lane
Irving, Texas 75038-1003

> **RE:** **Zale Corporation**
> **Form 10-K for Fiscal Year Ended July 31, 2006**
> **Filed October 13, 2006**
> **Form 10-Q for Fiscal Quarters Ended October 31, 2006 and January 31, 2007**
> **Filed December 8, 2006 and March 9, 2007**
> **Form 8-K Filed February 21, 2007**
> **File No. 1-4129**

Dear Mr. Carter:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief